

New York Stock Exchange
11 Wall Street
New York, NY 10005

February 25, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Valaris plc, under the Exchange Act of 1934.

- 4.875% Senior Notes due 2022
- 4.75% Senior Notes due 2024
- 7.375% Senior Notes due 2025
- 5.4% Senior Notes due 2042
- 5.85% Senior Notes due 2044

Sincerely,